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                                File No. 70-9365

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                    FORM U-1

                               AMENDMENT NO. 1 TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ------------------------------------------------

                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          COLUMBIA ELECTRIC CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

        -----------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
  -----------------------------------------------------------------------------
                (Name of top registered holding company parent of
                          each applicant or declarant)


                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                    -----------------------------------------
                     (Name and address of agent for service)

          Names and Addresses of Subsidiary Company Agents for Service:

                             D. P. Detar, Treasurer
                          Columbia Electric Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
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         The Application-Declaration as previously filed is hereby amended as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         The existing discussion is hereby amended to add the following representation:

         "Columbia will not seek to rely on the requested authority to acquire, directly or indirectly, the securities of or an interest in a public utility company within the meaning of the Act."

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) Exhibits

         F   Opinion of Counsel

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                 COLUMBIA ENERGY GROUP

DATE: December 14, 1998          by: /s/ M. W. O'Donnell
                                 _________________________________________
                                 M. W. O'Donnell, Senior Vice President
                                 & Chief Financial Officer


                                 COLUMBIA ELECTRIC CORPORATION
DATE: December 14, 1998          by: /s/ J. W. Trost
                                 _________________________________________
                                 J. W. Trost, Vice President
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EXHIBIT F


                                                              December 14, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:      Columbia Energy Group, File No. 70-9365

Dear Sirs:

                  As counsel for Columbia Energy Group ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), I deliver to you this opinion for filing as Exhibit F to the Application-Declaration referenced above. Briefly stated, Columbia is seeking authority to invest up to $200 million, through its wholly-owned subsidiary Columbia Electric Corporation, in an independent power project under construction in Gregory, Texas. It is contemplated that, upon completion, that the project will be certified as a "qualifying facility" under the Public Utility Regulatory Policies Act of 1978.

                  In connection with the above, I have examined:

                  (i)      the Application-Declaration, as amended;

                  (ii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion;

                  Based upon the foregoing and relying thereupon, I am of the opinion that if the financing transactions are consummated in accordance with the Application-Declaration:

                  (a) all state and federal laws applicable to the proposed transactions will have been complied with;
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Securities and Exchange Commission
December 14, 1998
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                  (b)      the consummation of the proposed transactions will
                           not violate the legal rights of the holders of any securities issued by Columbia, or by any associate company thereof.

                  I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.


                                                     Very truly yours,

                                                     /s/ Emanuel D. Strauss

                  Columbia Energy Group Service Corporation